SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                        Portage Partners Ltd.
                           (Name of Issuer)


                     COMMON STOCK $.001 PAR VALUE
                    (Title of Class of Securities)


                             735852 10 5
                            (CUSIP Number)


                           James Vandeberg
                    900 Fourth Avenue, Suite 3140
                          Seattle, WA 98164
                            (206) 262-9545

(Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                           January 3, 2005
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the
subject class of securities, and for any subsequent   amendment
containing   information which would alter disclosures provided in a
prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        CUSIP No. 735852 10 5
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_____________________________________________________________________________

                             SCHEDULE 13D

1) Names of Reporting Persons I.R.S. Identification Nos. of Above
Persons (entities only):  Yi Shen (S.S. or I.R.S. Identification
Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

                         (a) [  ]

                         (b) [X]

                3) SEC Use Only

                4) Source of Funds (See Instructions):  PF

                5) Check if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e):   [  ]

                6) Citizenship or Place of Organization:  China

                Number of            (7) Sole Voting Power:  1,250,000
                Shares
                Beneficially          (8) Shared Voting Power: 0
                Owned by
                Each                   (9) Sole Dispositive Power:  1,250,000
                Reporting
                Person                (10) Shared Dispositive Power:
                With

                11)
                Aggregate Amount Beneficially Owned by Each
                Reporting Person: 1,250,000


                12) Check if the Aggregate Amount in Row (11) Excludes
                Certain Shares (See Instructions):   [  ]

                13) Percent of Class Represented by Amount in Row (11): 28%

                14) Type of Reporting Person (See Instructions):  IN

                ITEM 1.        SECURITY AND ISSUER.

                The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Common Stock"), of Portage Partners Ltd., a Nevada Incorporation (the "Company"), with its principal executive offices located at 400 601 W. Broadway, Vancouver, BC
                V5Z 4C2, Canada.

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                ITEM 2.        IDENTITY AND BACKGROUND.

                This Statement is being filed by Yi Shen ("Mr. Shen"), a citizen of China. The Mr. Shen has an address of 400 601 W. Broadway, Vancouver, BC V5Z 4C2, Canada.

                Mr. Shen has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                ITEM 3.        SOURCE AND AMOUNT OF
                FUNDS OR OTHER CONSIDERATION.

                The securities covered by this statement were acquired by Mr. Shen through personal funds in the amount of $15,450.

                ITEM 4.        PURPOSE OF TRANSACTION.

                Mr. Shen acquired the securities referenced herein for the purpose of acquiring control of the Company.

                ITEM 5.   INTEREST IN SECURITIES OF
                THE ISSUER.

                                (a)  As of January 3, 2005 Mr. Shen is the
                record and beneficial owner of 1,250,000 shares of Common Stock. This number represents 28% of the issued and outstanding shares of Common Stock, based on 4,500,000 shares issued and outstanding as of January 3, 2005.

                                (b) Mr. Shen has the sole power to vote or to direct the vote of the 1,250,000 shares of Common Stock held by it and has the sole power to dispose or to direct the disposition of 1,250,000 shares of Common Stock held by him.

                                 (c)  Transactions during the past 60 days:

                                (d)  Not applicable.

                                (e)  Not applicable.

                ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Not applicable.


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                ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                Not applicable.


                SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                Dated:    January 11, 2005






                By:  /s/ Yi Shen

                        Yi Shen

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